  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C.  20549

  SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENDOCYTE INC

(Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

29269A102

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 29269A102	13G/A page 2 of 6

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Cincinnati Financial Corporation 31-0746871

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Fairfield, Ohio

	5	SOLE VOTING POWER:

NUMBER OF		650,000 *

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		650,000

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

650,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.87%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PH, IC

13G/A Page 3 of 6

Item 1.	(a)	Name of Issuer:
Endocyte Inc

	(b)	Address of Issuer’s Principal Executive Offices:
3000 Kent Ave Suite A 1-100 West Lafayette, IN 47906

Item 2.	(a)	Name of Person Filing:
Cincinnati Financial Corporation

	(b)	Address of Principal Business Office or, if None, Residence:
6200 South Gilmore Rd. Fairfield, Ohio 45014-5141

	(c)	Citizenship:
OHIO

	(d)	Title of Class of Securities:
Common stock, no par value

	(e)	CUSIP Number:
29269A102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act.

	(c)	☒ Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

	(h)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

13G/A page 4 of 6

Item 4.	Ownership.

	(a)	Amount Beneficially Owned
650,000

	(b)	Percent of Class
1.87%

	(c)	Number of Shares as to which the person has

(i)	Sole power to vote or direct the vote
650,000
(ii)	Shared power to vote or to direct the vote
-0-
(iii)	Sole power to dispose or direct the disposition of
650,000
(iv)	Shared power to dispose or direct the disposition of
-0-

Item 5.	Ownership of Five Percent or Less of a Class.

1.87%

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

13G/A page 5 of 6

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Schedule 13G/A is being filed by the Cincinnati Financial Corporation for itself or, if item 3(g) has been checked, as a parent holding company with respect to the holding of its following subsidiaries:

☒	Cincinnati Financial Corporation (31-0746871), a parent holding company, in accordance with 240.13d-(b) (ii) (G)

☐	The Cincinnati Insurance Company (31-0542366), an insurance company as defined in sections 9 (a) (19) of the Act

☐	The Cincinnati Casualty Company (31-0826946), an insurance company as defined in sections 3 (a) (19) of the Act

☐	The Cincinnati Life Insurance Company (31-1213778), an insurance company as defined in sections 3 (a) (19) of the Act

☐
Cincinnati Financial Retirement Plan Trust (31-0746871), an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund

☐	CinFin Capital Management (31-1596849), an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

13G/A Page 6 of 6

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2011

Cincinnati Financial Corporation

By: /s/ Martin F. Hollenbeck

Name: Martin F. Hollenbeck Title: Chief Investment Officer

*This stock is held in custody by Computershare Trust Company